(name)
(address)

(date)

Sierra Ventures, Inc.,
1685 H Street, Number 155,
Blaine, WA 98230

Attention: Mr. Ian Jackson, President

Dear Sirs:

Re: Rescission of Issued Shares

Dear Sirs:

I hereby acknowledge that I have been informed and that I understand the subscription agreement I signed for the purchase of ___________ shares of common stock of Sierra Ventures, Inc. in exchange for the payment of $_________ was signed prior to the effective date of the registration statement as filed with the United States Securities and Exchange Commission.

I therefore rescind the purchase of said shares.

Further, by this letter I hereby permit Sierra Ventures, Inc. to hold the monies it owes me in refund until the earlier of (1) 60 days following the effective date of a qualified registration statement filed with the SEC or (2) 180 days from the date of this rescission.

Dated:

By: